UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 76660 / December 16, 2015

Admin. Proc. File No. 3-16802

In the Matter of

BALA CYNWYD CORP.,
DIGITAL LIGHTHOUSE CORP.,
GREAT IDEA CORP.,
GREEN CARBON TECHNOLOGIES CORP.,
RIVERSIDE PARKWAY, INC.,
SOUTHERN COMMUNITY BANCSHARES, INC.,
SUBMICRON TECHNOLOGIES, INC., and
UNITED ESYSTEMS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

 The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by Bala Cynwyd Corp., Digital Lighthouse Corp., Great
Idea Corp., Green Carbon Technologies Corp., Riverside Parkway, Inc., Southern Community
Bancshares, Inc., SubMicron Technologies, Inc., or United eSystems, Inc., and the Commission
has not chosen to review the decision on its own initiative.

 Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge has become the final
decision of the Commission with respect to Bala Cynwyd Corp., Digital Lighthouse Corp., Great
Idea Corp., Green Carbon Technologies Corp., Riverside Parkway, Inc., Southern Community
Bancshares, Inc., SubMicron Technologies, Inc., and United eSystems, Inc. [2] The order
contained in that decision is hereby declared effective. The initial decision ordered that, pursuant

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[1] 17 C.F.R. § 201.360(d).

[2] *Bala Cynwyd Corp., Digital Lighthouse Corp., Great Idea Corp., Green Carbon
Technologies Corp., Riverside Parkway, Inc., S. Comty. Bancshares, Inc., SubMicron
Technologies, Inc., and United eSystems, Inc.,* Initial Decision Release No. 900 (Oct. 19, 2015),
112 SEC Docket 13, 2015 WL 6125760. The Central Index Key numbers are: 52813 for Bala
Cynwyd Corp.; 1022191 for Digital Lighthouse Corp.; 1547389 for Great Idea Corp*.;* 1467233
for Green Carbon Technologies Corp.; 1024189 for Riverside Parkway, Inc.; 1171017 for
Southern Community Bancshares, Inc.; 1392486 for SubMicron Technologies, Inc.; and
1171357 for United eSystems, Inc.

to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Bala Cynwyd Corp., Digital Lighthouse Corp., Great Idea Corp., Green Carbon Technologies Corp., Riverside Parkway, Inc., Southern Community Bancshares, Inc., SubMicron Technologies, Inc., and United eSystems, Inc., are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 900
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16802

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BALA CYNWYD CORP., DIGITAL LIGHTHOUSE CORP., GREAT IDEA CORP., GREEN CARBON TECHNOLOGIES CORP., RIVERSIDE PARKWAY, INC., SOUTHERN COMMUNITY BANCSHARES, INC., SUBMICRON TECHNOLOGIES, INC., and UNITED ESYSTEMS, INC.	INITIAL DECISION ON DEFAULT October 19, 2015

APPEARANCE: David S. Frye for the Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission instituted this proceeding on September 10, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. All Respondents were served with the OIP and their Answers were due by September 28, 2015. *Bala Cynwyd Corp.*, Admin. Proc. Rulings Release No. 3152, 2015 SEC LEXIS 3848 (Sept. 22, 2015). In my order issued on September 22, I gave notice that a telephonic prehearing conference would be held on October 1. *Id.*

At the prehearing conference, counsel for the Division of Enforcement appeared, but Respondents did not. *Bala Cynwyd Corp.*, Admin. Proc. Rulings Release No. 3188, 2015 SEC LEXIS 4016 (Oct. 1, 2015). I ordered Respondents to show cause by October 9 why the registrations of their securities should not be revoked by default due to their failure to file answers, appear at the scheduled prehearing conference of which they were notified, or otherwise defend this proceeding. *Id.* I warned that any Respondent that failed to respond to the order to show cause would be deemed in default, the proceeding would be determined against it, and the registration of its securities would be revoked. *Id.*

To date, Respondents have not filed answers, responded to the order to show cause, or otherwise defended the proceeding. Accordingly, Respondents are in default, and I deem as true the OIP's allegations. *See* OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

Findings of Fact

Bala Cynwyd Corp., CIK No. 52813, is a revoked New Jersey corporation located in Bala Cynwyd, Pennsylvania, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended July 31, 2001. As of April 29, 2015, the company's common stock was not publicly quoted or traded.

Digital Lighthouse Corp., CIK No. 1022191, is a void Delaware corporation located in Englewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $4,317,000 for the prior three months. On July 16, 2001, the company filed a chapter 11 petition in the U.S. Bankruptcy Court for the District of Colorado, which was closed on September 27, 2011. As of April 29, 2015, the company's common stock was not publicly quoted or traded.

Great Idea Corp., CIK No. 1547389, is a revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form S-1-A on January 30, 2013, which reported a net loss of $11,090 for the period from November 4, 2011, to September 30, 2012. As of April 29, 2015, the company's common stock was not publicly quoted or traded.

Green Carbon Technologies Corp., CIK No. 1467233, is a revoked Nevada corporation located in Carson City, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $12,694 for the prior nine months. As of April 29, 2015, the company's common stock was not publicly quoted or traded.

Riverside Parkway, Inc., CIK No. 1024189, is a suspended Oklahoma corporation located in Cleveland, Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB on October 15, 1996, which reported a net loss of $95,422 for the six months ended June 30, 1996. As of January 26, 2015, the company's common stock was not publicly quoted or traded.

Southern Community Bancshares, Inc., CIK No. 1171017, is a dissolved Georgia corporation located in Fayetteville, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of $9,609,996 for the prior nine months. On September 1, 2009, the company filed a chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of Georgia, which was closed on October 24, 2013. As of January 26, 2015, the company's common stock was not publicly quoted or traded.

SubMicron Technologies, Inc., CIK No. 1392486, is a delinquent Colorado corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2011, which reported a net loss of $10,577 for the prior year. As of January 26, 2015, the company's common stock was not publicly quoted or traded.

United eSystems, Inc., CIK No. 1171357, is a Nevada corporation located in Covington, Louisiana, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2011, which reported a net loss of $660,638 for the prior nine months. As of January 26, 2015, the company's common stock was not publicly quoted or traded.

In addition to their repeated failures to file timely periodic reports, Respondents failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

Conclusions of Law

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). By failing to timely file required periodic reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

Sanction

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining what sanctions will adequately protect investors, the

Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Respondents' failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are also recurrent in that they repeatedly failed to file periodic reports for several years. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008).

Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations.

On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Bala Cynwyd Corp., Digital Lighthouse Corp., Great Idea Corp., Green Carbon Technologies Corp., Riverside Parkway, Inc., Southern Community Bancshares, Inc., SubMicron Technologies, Inc., and United eSystems, Inc., are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. *See* 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

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Brenda P. Murray
Chief Administrative Law Judge